Exhibit 2.2

Declaration

by QIAGEN N.V., Venlo

[Briefkopf QIAGEN N.V., Venlo]

To

Deutsche Bank Aktiengesellschaft

Königsallee 45 - 47

40189 Düsseldorf

acting as consortium leader consisting for the consortium consisting of

Deutsche Bank AG Düsseldorf,

Stadtsparkasse Düsseldorf und

IKB Deutsche Industriebank AG, Düsseldorf

- collectively called “consortium banks” -                                                                                                    Venlo, July 12, 2004

Dear Sirs,

Our subsidiary, QIAGEN GmbH, Hilden informed us that they are negotiating a credit contract with you at a value of euro 40.000.000,00 (in words: Forty million euro). Negotiating details of the contract are known to us.

We hereby oblige ourselves, until full redemption of the loan that QIAGEN GmbH receives based on those negotiations, not to dispose of in total or reduce our shareholding in the companies listed in the exhibit (status March 29, 2004) that is fixed to this letter without your prior written approval. In so far as we hold shares indirectly, we will take care that our subsidiaries will not dispose of in total or reduce their shareholdings.

We are however allowed to transfer our shareholding to a company that is listed in the exhibit itself.

Furthermore, the merger or de-merger of companies in the exhibit shall be allowed as long as we directly or indirectly remain being majority shareholder in the succeeding company. The successor company shall be treated as a company of the exhibit. Expressively excluded thereof are QIAGEN GmbH, QIAGEN Sciences Inc., QIAGEN Inc. and QIAGEN North American Holdings Inc. We will continue to be the direct respectively indirect shareholder as listed in the exhibit.

In case we do not comply with the aforementioned obligations we guarantee to the consortium banks that QIAGEN GmbH will fulfil its obligations under the credit contract.

We confirm that the share of those group companies that are not listed in the exhibit in the consolidated revenues does not exceed 25% and that the total EBITDA of said companies

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does not exceed 6% of the group EBITDA. We will inform you without delay in case that this would no longer be correct. In that case we will negotiate an amendment of the exhibit however in no case before December 31, 2004.

We will give you all information that is necessary to review the compliance with the obligations from this letter and the correctness of all statements herein.

We assure you that we can give above declaration in accordance with the rights of the Netherlands for the company, and that all resolutions by the responsible committees of the company, necessary for the assumption of these obligations are resolved. The right of the Federal Republic of Germany applies to this declaration. We agree upon Duesseldorf as place of jurisdiction.

Yours sincerely

QIAGEN N.V.

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